Thomson Reuters Third Quarter Report 2026

Unaudited Consolidated Financial Statements EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three Months Ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2026	2025	2026	2025
CONTINUING OPERATIONS
Revenues	2	1,833	1,658	5,651	5,113
Operating expenses	5	(1,181)	(1,070)	(3,509)	(3,222)
Depreciation		(24)	(26)	(75)	(77)
Amortization of software		(202)	(181)	(596)	(533)
Amortization of other identifiable intangible assets		(23)	(24)	(72)	(73)
Other operating (losses) gains, net	6	(1)	160	72	162
Operating profit		402	517	1,471	1,370
Finance costs, net:
Net interest expense	7	(51)	(38)	(137)	(103)
Other finance income (costs)	7	2	7	19	(51)
Income before tax and equity method investments		353	486	1,353	1,216
Share of post-tax losses in equity method investments		(5)	(13)	(16)	(23)
Tax expense	8	(59)	(109)	(235)	(230)
Earnings from continuing operations		289	364	1,102	963
Earnings from discontinued operations, net of tax	9	50	59	144	207
Net earnings		339	423	1,246	1,170
Earnings attributable to common shareholders		339	423	1,246	1,170

Earnings per share:	10
Basic and diluted earnings per share:
From continuing operations		$0.66	$0.81	$2.50	$2.13
From discontinued operations		0.12	0.13	0.33	0.46
Basic and diluted earnings per share		$0.78	$0.94	$2.83	$2.59

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2026	2025	2026	2025
Net earnings		339	423	1,246	1,170

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	18	-	18	(24)
Cash flow hedges adjustments to equity		(15)	-	(15)	20
Related tax benefit on cash flow hedges adjustments to equity		-	-	-	1
Foreign currency translation adjustments to equity		(11)	(33)	(67)	269
Reclassification of foreign currency translation adjustments on disposal of equity method investment		-	-	3	-
		(8)	(33)	(61)	266
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	11	(5)	23	5	20
Related tax expense on fair value adjustments on financial assets		-	(2)	-	(1)
Remeasurement on defined benefit pension plans		(1)	(10)	81	28
Related tax benefit (expense) on remeasurement on defined benefit pension plans		-	2	(20)	(7)
		(6)	13	66	40
Other comprehensive (loss) income		(14)	(20)	5	306
Total comprehensive income		325	403	1,251	1,476

Comprehensive income for the period attributable to:
Common shareholders:
Continuing operations		275	344	1,107	1,269
Discontinued operations		50	59	144	207
Total comprehensive income		325	403	1,251	1,476

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,
(millions of U.S. dollars)	Notes	2026	2025
ASSETS
Cash and cash equivalents	11	1,394	511
Trade and other receivables		1,154	1,143
Other financial assets	11	135	94
Prepaid expenses and other current assets		421	480
Current assets excluding assets held for sale		3,104	2,228
Assets held for sale	9	353	-
Current assets		3,457	2,228
Property and equipment, net		303	361
Software, net		1,664	1,645
Other identifiable intangible assets, net		3,034	3,102
Goodwill		7,857	7,913
Equity method investments		163	202
Other financial assets	11	480	466
Other non-current assets	12	713	680
Deferred tax		1,237	1,343
Total assets		18,908	17,940

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	565	795
Payables, accruals and provisions	13	1,071	1,090
Current tax liabilities		247	224
Deferred revenue		1,191	1,251
Other financial liabilities	11	81	108
Current liabilities excluding liabilities associated with assets held for sale		3,155	3,468
Liabilities associated with assets held for sale	9	34	-
Current liabilities		3,189	3,468
Long-term indebtedness	11	3,247	1,328
Provisions and other non-current liabilities	14	613	656
Other financial liabilities	11	276	210
Deferred tax		359	364
Total liabilities		7,684	6,026
Equity
Capital	15	3,095	3,597
Retained earnings		9,095	9,220
Accumulated other comprehensive loss		(966)	(903)
Total equity		11,224	11,914
Total liabilities and equity		18,908	17,940
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2026	2025	2026	2025
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		289	364	1,102	963
Adjustments for:
Depreciation		24	26	75	77
Amortization of software		202	181	596	533
Amortization of other identifiable intangible assets		23	24	72	73
Share of post-tax losses in equity method investments		5	13	16	23
Net gains on disposals of businesses and investments		-	(162)	-	(164)
Deferred tax		7	32	53	49
Other	16	69	52	109	223
Changes in working capital and other items	16	(72)	105	(168)	(80)
Operating cash flows from continuing operations		547	635	1,855	1,697
Operating cash flows from discontinued operations		52	69	169	198
Net cash provided by operating activities		599	704	2,024	1,895
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(13)	(193)	(261)	(823)
Proceeds related to disposals of businesses and investments		-	247	1	252
Capital expenditures		(176)	(161)	(508)	(475)
Other investing activities		1	-	1	1
Taxes (paid) received on disposals		-	(33)	7	(33)
Investing cash flows from continuing operations		(188)	(140)	(760)	(1,078)
Investing cash flows from discontinued operations		-	(1)	(1)	(1)
Net cash used in investing activities		(188)	(141)	(761)	(1,079)
FINANCING ACTIVITIES
Proceeds from debt	11	2,022	-	2,022	-
Repayments of debt	11	-	-	(500)	(999)
Net (repayments) borrowings under short-term loan facilities	11	(1,068)	339	237	339
Payments of lease principal		(15)	(14)	(45)	(47)
Payments for return of capital on common shares	15	-	-	(605)	-
Repurchases of common shares	15	(238)	(670)	(600)	(670)
Dividends paid on preference shares		(1)	(1)	(3)	(3)
Dividends paid on common shares	15	(274)	(260)	(829)	(779)
Other financing activities		(21)	-	(56)	(10)
Financing cash flows from continuing operations		405	(606)	(379)	(2,169)
Financing cash flows from discontinued operations		-	(1)	(1)	(1)
Net cash provided by (used in) financing activities		405	(607)	(380)	(2,170)
Translation adjustments		1	(2)	-	4
Increase (decrease) in cash and cash equivalents		817	(46)	883	(1,350)
Cash and cash equivalents at beginning of period		577	664	511	1,968
Cash and cash equivalents at end of period		1,394	618	1,394	618
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges	7	(37)	(23)	(111)	(95)
Interest received	7	5	7	17	39
Income taxes paid	16	(51)	(48)	(203)	(198)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2026

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2025	2,189	1,408	3,597	9,220	38	(941)	(903)	11,914
Net earnings	-	-	-	1,246	-	-	-	1,246
Other comprehensive income (loss)	-	-	-	61	8	(64)	(56)	5
Total comprehensive income (loss)	-	-	-	1,307	8	(64)	(56)	1,251
Return of capital on common shares (see note 15)	(607)	-	(607)	-	-	-	-	(607)
Transfer of gain on disposal of equity investments to retained earnings	-	-	-	7	(7)	-	(7)	-
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)
Dividends declared on common shares	-	-	-	(860)	-	-	-	(860)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	31	-	31	-	-	-	-	31
Repurchases of common shares (see note 15)	(35)	-	(35)	(576)	-	-	-	(611)
Stock compensation plans	73	36	109	-	-	-	-	109
Balance, September 30, 2026	1,651	1,444	3,095	9,095	39	(1,005)	(966)	11,224

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Total equity
Balance, December 31, 2024	2,067	1,431	3,498	9,699	19	(1,210)	(1,191)	12,006
Net earnings	-	-	-	1,170	-	-	-	1,170
Other comprehensive income	-	-	-	21	16	269	285	306
Total comprehensive income	-	-	-	1,191	16	269	285	1,476
Transfer of gain on disposal of equity investments to retained earnings	-	-	-	7	(7)	-	(7)	-
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)
Dividends declared on common shares	-	-	-	(804)	-	-	-	(804)
Shares issued under DRIP	25	-	25	-	-	-	-	25
Repurchases of common shares (see note 15)	(36)	-	(36)	(689)	-	-	-	(725)
Pre-defined share repurchase plan (see note 15)	(9)	-	(9)	(283)	-	-	-	(292)
Stock compensation plans	114	(31)	83	(5)	-	-	-	78
Balance, September 30, 2025	2,161	1,400	3,561	9,113	28	(941)	(913)	11,761

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Third Quarter Report 2026

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange ("TSX") and on the U.S. stock exchange, The Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “TRI”, and its Series II preference shares are listed on the TSX.

Unless otherwise indicated or the context otherwise requires, references in these consolidated financial statements to the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and its subsidiaries.

The Company serves professionals across legal, tax, audit, accounting, compliance, government, and media. The Company's products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on November 2, 2026.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2025, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2025.

On July 14, 2026, the Company announced a definitive agreement to enter into a joint venture with KKR, a leading global investment firm. This transaction closed on October 1, 2026 (see note 20). As part of the transaction, the Company sold a 51% stake in its Global Print business to capital accounts advised by KKR and retained a 49% equity interest in the joint venture. In the three and nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior-year period amounts have been revised to conform to the current period’s presentation, as prescribed by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. See note 9.

The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, which are included in the Company’s 2025 annual report.

Changes in accounting policies

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments introduce:

•
An election permitting derecognition of financial liabilities that are settled through an electronic payment system before the actual settlement date, if certain conditions are met; and
•
Expanded annual disclosures for (a) investments in equity instruments and (b) financial liabilities that have features unrelated to basic lending risks, such as achieving sustainability targets, that could affect the cash flows of those liabilities.

The amendments were effective for reporting periods beginning January 1, 2026 and did not have a material impact on the Company’s financial statements.

Thomson Reuters Third Quarter Report 2026

Recent accounting pronouncements

IFRS 18, Presentation and Disclosure in Financial Statements and associated amendments to IAS 7, Statement of Cash Flows

In April 2024, the IASB issued IFRS 18 and amendments to IAS 7. IFRS 18 will replace IAS 1, Presentation of Financial Statements. IFRS 18 and related interpretations, together with the amendments to IAS 7, are effective for reporting periods beginning January 1, 2027, with retrospective application. Both IFRS 18 and the amendments to IAS 7 are presentation and disclosure related and do not impact the measurement of the Company’s results of operations, financial condition or cash flows.

IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

•
The consolidated income statement to be structured according to operating, investing, financing, income taxes and discontinued operations categories. IFRS 18 also requires subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;
•
Management-defined performance measurements (“MPMs”), which represent certain of the Company’s non-IFRS measures, to be identified, defined, and have an explanation of why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPMs must be disclosed in a single note within the consolidated financial statements; and
•
The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The Company is in the process of assessing its consolidated income statement and other financial statements according to the IFRS 18 and IAS 7 amendments guidance set forth in the standards. Additionally, the Company is evaluating its non-IFRS measures to identify those that meet the definition of a MPM.

Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.

Revisions to segment results

The operating results of Global Print, which was previously a reportable segment, is now reported as discontinued operations (see note 9).

In the first quarter of 2026, the Company changed its segment reporting to reflect how it currently manages its segments. The change reflects the transfer of certain customers and their related revenues and expenses among the Company's Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. These changes impact the financial results of the Company's segments, but do not change its consolidated financial results. The following summarizes the changes to the applicable segment's reported amounts.

Three months ended September 30, 2025

•
Legal Professionals revenues decreased $7 million to $721 million and adjusted EBITDA decreased $1 million to $353 million;
•
Corporates revenues increased $11 million to $489 million and adjusted EBITDA increased $3 million to $177 million; and
•
Tax, Audit & Accounting Professionals revenues decreased $4 million to $247 million and adjusted EBITDA decreased $2 million to $76 million.

Nine months ended September 30, 2025

•
Legal Professionals revenues decreased $17 million to $2,113 million and adjusted EBITDA decreased $1 million to $1,028 million;
•
Corporates revenues increased $26 million to $1,517 million and adjusted EBITDA increased $8 million to $564 million; and
•
Tax, Audit & Accounting Professionals revenues decreased $9 million to $879 million and adjusted EBITDA decreased $7 million to $394 million.

Thomson Reuters Third Quarter Report 2026

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Eliminations / Rounding		Total
Three months ended September 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Recurring	768	703	468	433	201	179	188	178	(7)	(6)	1,618	1,487
Transactions	20	18	76	56	75	68	44	29	-	-	215	171
Total	788	721	544	489	276	247	232	207	(7)	(6)	1,833	1,658

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Eliminations / Rounding		Total
Nine months ended September 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Recurring	2,255	2,057	1,379	1,261	639	571	562	529	(21)	(17)	4,814	4,401
Transactions	61	56	310	256	358	308	111	92	(3)	-	837	712
Total	2,316	2,113	1,689	1,517	997	879	673	621	(24)	(17)	5,651	5,113

Revenues by geography(2) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Eliminations / Rounding		Total
Three months ended September 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
U.S.	616	561	395	368	199	186	71	51	(7)	(6)	1,274	1,160
Canada	29	26	8	8	4	3	1	2	-	-	42	39
Other	10	9	37	26	60	46	2	2	-	-	109	83
Americas	655	596	440	402	263	235	74	55	(7)	(6)	1,425	1,282
U.K.	84	77	42	39	7	6	116	109	-	-	249	231
Other	13	14	43	34	-	1	31	30	-	-	87	79
EMEA	97	91	85	73	7	7	147	139	-	-	336	310
Asia Pacific	36	34	19	14	6	5	11	13	-	-	72	66
Total	788	721	544	489	276	247	232	207	(7)	(6)	1,833	1,658

Revenues by geography(2) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax, Audit & Accounting Professionals		Reuters		Eliminations / Rounding		Total
Nine months ended September 30,(1)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
U.S.	1,810	1,653	1,232	1,148	757	685	187	153	(24)	(17)	3,962	3,622
Canada	87	78	30	26	26	23	4	4	-	-	147	131
Other	28	25	98	72	171	131	7	7	-	-	304	235
Americas	1,925	1,756	1,360	1,246	954	839	198	164	(24)	(17)	4,413	3,988
U.K.	248	223	130	115	22	21	344	326	-	-	744	685
Other	40	38	141	110	4	4	94	93	-	-	279	245
EMEA	288	261	271	225	26	25	438	419	-	-	1,023	930
Asia Pacific	103	96	58	46	17	15	37	38	-	-	215	195
Total	2,316	2,113	1,689	1,517	997	879	673	621	(24)	(17)	5,651	5,113

(1)
The Company revised its Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segment results for the three and nine months ended September 30, 2025. See note 1.
(2)
Revenues by geography are based on the location of the customer. Revenues from the Reuters agreement with the Data & Analytics business of London Stock Exchange Group (“LSEG”), the Company’s largest customer, are included entirely in the U.K. Canada represents the Company's country of domicile. Americas represents North America, Latin America and South America and EMEA represents Europe, Middle East and Africa.

Thomson Reuters Third Quarter Report 2026

Note 3: Segment Information

The Company is organized as four reportable segments, reflecting how its products and services are managed and offered to target customers as described below. The operating results of Global Print, which was previously a reportable segment, is now reported as discontinued operations (see note 9).

Legal Professionals

Serves law firms and governments with research and workflow products powered by AI-enabled technology focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven products, powered by AI-enabled technology and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax, Audit & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products powered by AI-enabled technology.

Reuters

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Information by segment and reconciliations to the consolidated income statement are set forth below:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025(1)	2026	2025(1)
Revenues
Legal Professionals	788	721	2,316	2,113
Corporates	544	489	1,689	1,517
Tax, Audit & Accounting Professionals	276	247	997	879
Reuters	232	207	673	621
Eliminations/Rounding	(7)	(6)	(24)	(17)
Revenues	1,833	1,658	5,651	5,113

Adjusted EBITDA
Legal Professionals	368	353	1,104	1,028
Corporates	197	177	640	564
Tax, Audit & Accounting Professionals	83	76	424	394
Reuters	56	42	138	126
Total reportable segments adjusted EBITDA	704	648	2,306	2,112
Corporate Center	(53)	(55)	(166)	(182)
Fair value adjustments(2)	1	(5)	2	(39)
Depreciation	(24)	(26)	(75)	(77)
Amortization of software	(202)	(181)	(596)	(533)
Amortization of other identifiable intangible assets	(23)	(24)	(72)	(73)
Other operating (losses) gains, net	(1)	160	72	162
Operating profit	402	517	1,471	1,370
Net interest expense	(51)	(38)	(137)	(103)
Other finance income (costs)	2	7	19	(51)
Share of post-tax losses in equity method investments	(5)	(13)	(16)	(23)
Tax expense	(59)	(109)	(235)	(230)
Earnings from continuing operations	289	364	1,102	963

(1)
The Company revised its Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segment results for the three and nine months ended September 30, 2025. See note 1.
(2)
Includes acquired deferred revenue of $20 million in the nine months ended September 30, 2025.

Reuters revenues included $7 million (2025 - $6 million) and $24 million (2025 - $17 million) in the three and nine months ended September 30, 2026, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments.

Thomson Reuters Third Quarter Report 2026

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. The profitability measure is defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

•
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains or losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue (see note 17).
•
The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology-related services, commercial operations, marketing costs, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Corporate Center, which was previously called Corporate costs, includes expenses for centrally managed functions such as finance, legal, human resources and the executive office, as well as certain content and editorial costs associated with our former Global Print business. These costs are not allocated to the segments.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in the Company’s Tax, Audit & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Salaries, commissions and allowances	601	581	1,814	1,707
Share-based payments	36	27	106	84
Post-employment benefits	33	34	104	102
Total staff costs	670	642	2,024	1,893
Goods and services(1)	421	334	1,206	1,036
Content	72	72	225	218
Telecommunications	11	12	33	35
Facilities	8	5	23	21
Fair value adjustments(2)	(1)	5	(2)	19
Total operating expenses	1,181	1,070	3,509	3,222

(1)
Goods and services include technology-related expenses, professional fees, consulting, contractors, marketing and other general and administrative costs.
(2)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating (Losses) Gains, Net

Other operating (losses) gains, net were $(1) million and $72 million in the three and nine months ended September 30, 2026, respectively. Other operating gains, net in the nine months ended September 30, 2026 primarily related to acquisitions and investments.

Other operating gains net, were $160 million and $162 million in the three and nine months ended September 30, 2025, respectively. Both periods included a gain of $161 million on the sale of the Company's remaining minority interest in Elite, an equity method investment.

Thomson Reuters Third Quarter Report 2026

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income). The components of net interest expense are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Interest expense:
Debt	39	26	104	84
Other, net	8	8	23	22
Fair value (gains) losses on financial instruments
Debt	(68)	(6)	(75)	(6)
Fair value hedges	68	6	75	6
Cash flow hedges, transfer from equity	18	-	18	(27)
Net foreign exchange (gains) losses on debt	(18)	-	(18)	27
Net interest expense - debt and other	47	34	127	106
Net interest expense - leases	3	3	10	10
Net interest expense - pension and other post-employment benefit plans	6	7	17	20
Interest income	(5)	(6)	(17)	(33)
Net interest expense	51	38	137	103

The components of other finance (income) costs are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Net (gains) losses due to changes in foreign currency exchange rates	(1)	(9)	(15)	47
Other	(1)	2	(4)	4
Other finance (income) costs	(2)	(7)	(19)	51

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Other includes the ineffective portion of cash flow and fair value hedges and certain other financing costs.

Note 8: Taxation

Tax expense was $59 million (2025 - $109 million) and $235 million (2025 - $230 million) in the three and nine months ended September 30, 2026, respectively. Tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax expense or benefit for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

In January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which the Company operates. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The application of the "Pillar Two model rules" did not have a significant impact on the Company's tax expense in the three and nine months ended September 30, 2026 and 2025.

Note 9: Discontinued Operations

On July 14, 2026, the Company announced a definitive agreement to enter into a joint venture with KKR. On October 1, 2026, the Company sold a 51% stake in its Global Print business to capital accounts advised by KKR for approximately $500 million in gross proceeds and retained a 49% equity interest in the joint venture (see note 20). The Global Print business provided legal and tax information primarily in print format and via ProView to customers around the world and commercial printing services to a wide range of book publishers.

Thomson Reuters Third Quarter Report 2026

Discontinued operations include the results of Global Print, as well as earnings and losses relating to a tax indemnity associated with a previously sold business that was classified as discontinued operations in the consolidated financial statements in prior periods. Total earnings from discontinued operations are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Revenues	116	124	339	354
Expenses	(54)	(53)	(164)	(112)
Earnings from discontinued operations before income tax	62	71	175	242
Tax expense	(12)	(12)	(31)	(35)
Earnings from discontinued operations, net of tax	50	59	144	207

The assets and liabilities of the Global Print business classified as held for sale in the consolidated statement of financial position are as follows:

September 30,
2026
Trade and other receivables	55
Prepaid expenses and other current assets	25
Property and equipment, net	24
Software, net	1
Goodwill	248
Total assets held for sale	353
Payables, accruals and provisions	15
Deferred revenue	17
Other financial liabilities	2
Total liabilities associated with assets held for sale	34

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Earnings attributable to common shareholders	339	423	1,246	1,170
Less: Dividends declared on preference shares	(1)	(1)	(3)	(3)
Earnings used in consolidated earnings per share	338	422	1,243	1,167
Less: Earnings from discontinued operations, net of tax	(50)	(59)	(144)	(207)
Earnings used in earnings per share from continuing operations	288	363	1,099	960

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Weighted-average number of common shares outstanding	433,596,918	449,658,160	438,769,452	450,116,632
Weighted-average number of vested DSUs	112,736	125,259	115,396	128,163
Basic	433,709,654	449,783,419	438,884,848	450,244,795
Effect of stock options and TRSUs	307,501	500,309	250,836	551,793
Diluted	434,017,155	450,283,728	439,135,684	450,796,588

Thomson Reuters Third Quarter Report 2026

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position are as follows:

September 30, 2026 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	771	623	-	-	1,394
Trade and other receivables	1,154	-	-	-	1,154
Other financial assets - current	50	85	-	-	135
Other financial assets - non-current	10	275	195	-	480
Current indebtedness	(565)	-	-	-	(565)
Trade payables (see note 13)	(164)	-	-	-	(164)
Accruals (see note 13)	(784)	-	-	-	(784)
Other financial liabilities - current(1)	(71)	(10)	-	-	(81)
Long-term indebtedness	(3,247)	-	-	-	(3,247)
Other financial liabilities - non-current(2)	(168)	-	-	(108)	(276)
Total	(3,014)	973	195	(108)	(1,954)

December 31, 2025 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	276	235	-	-	511
Trade and other receivables	1,143	-	-	-	1,143
Other financial assets - current	10	84	-	-	94
Other financial assets - non-current	10	288	168	-	466
Current indebtedness	(795)	-	-	-	(795)
Trade payables (see note 13)	(147)	-	-	-	(147)
Accruals (see note 13)	(826)	-	-	-	(826)
Other financial liabilities - current(1)	(68)	(40)	-	-	(108)
Long-term indebtedness	(1,328)	-	-	-	(1,328)
Other financial liabilities - non-current(2)	(194)	-	-	(16)	(210)
Total	(1,919)	567	168	(16)	(1,200)

(1)
Includes lease liabilities of $63 million (2025 - $59 million).
(2)
Includes lease liabilities of $165 million (2025 - $190 million).

Of total cash and cash equivalents, $129 million and $140 million as of September 30, 2026 and December 31, 2025, respectively, were held in subsidiaries which have regulatory restrictions or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $565 million is included in “Current indebtedness” within the consolidated statement of financial position as of September 30, 2026 (December 31, 2025 - $295 million).

Thomson Reuters Third Quarter Report 2026

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2030 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2026 and December 31, 2025. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR")/Simple Sterling Overnight Index Average (“SONIA") plus 92 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt plus hedging agreements, less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2026, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.9:1.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of related derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, within the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps and cross-currency interest rate swaps are estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of the Company's debt and related derivative instruments that hedge debt:

	Carrying Amount		Fair Value
September 30, 2026 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
Commercial paper	565	-	565	-
Private Placement
C$350 4.13% Notes due 2029	244	5	247	5
C$350 4.48% Notes due 2031	244	4	254	4
C$300 Floating rate notes due 2029	211	6	211	6
Public
$800 5.10% Notes due 2028	796	-	795	-
$500 5.75% Notes due 2033	495	-	488	-
$500 5.85% Notes due 2040	462	31	465	31
$119 4.50% Notes due 2043	106	11	91	11
$350 5.65% Notes due 2043	296	48	317	48
$400 5.50% Debentures due 2035	393	3	380	3
Total	3,812	108	3,813	108
Current portion	565	-
Long-term portion	3,247	108

Thomson Reuters Third Quarter Report 2026

	Carrying Amount		Fair Value
December 31, 2025 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
Commercial paper	295	-	295	-
Public
$500 3.35% Notes due 2026	500	-	498	-
$500 5.85% Notes due 2040	490	-	520	-
$119 4.50% Notes due 2043	114	3	99	3
$350 5.65% Notes due 2043	329	13	353	13
$400 5.50% Debentures due 2035	395	-	417	-
Total	2,123	16	2,182	16
Current portion	795	-
Long-term portion	1,328	16

Long-term debt activity

In September 2026, the Company issued a total of US$1.3 billion and C$1.0 billion principal amount of notes (which were swapped to US$0.7 billion). The net proceeds, in aggregate, of $2,022 million were used for general corporate purposes, which included the repayment of borrowings under its commercial paper program. In May 2026, the Company repaid its $500 million 3.35% notes upon maturity with cash on hand and commercial paper borrowings. In May 2025, the Company repaid its C$1.4 billion (US$999 million) 2.239% notes upon maturity with cash on hand and settled the related cross-currency interest rate swaps.

Details of the notes issued and repaid are as follows:

Month/Year	Transaction	Principal Amount (in millions)
Private Placement	Notes issued
September 2026	4.13% Notes due 2029	C$350
September 2026	4.48% Notes due 2031	C$350
September 2026	Floating rate notes due 2029	C$300
Public
September 2026	5.10% Notes due 2028	US$800
September 2026	5.75% Notes due 2033	US$500
Notes repaid
May 2026	3.35% Notes due 2026	US$500
May 2025	2.239% Notes due 2025	C$1,400

Cross-currency interest rate swaps

In connection with the issuance of Canadian dollar denominated notes in September 2026, the Company entered into cross-currency interest rate swaps, which swap Canadian dollar denominated principal and interest payments into U.S. dollars. The swaps were designated as cash flow hedges of foreign exchange risk on the notes. The critical terms of the swaps, such as the timing and amount of cash flows, match the terms of the related indebtedness, creating an economic relationship between the hedged item and hedging instrument. The effective portion of the changes in the fair value of the swaps is recognized in "Other comprehensive (loss) income and is reclassified to the consolidated income statement in the same periods as the hedged cash flows. Hedge ineffectiveness, which may arise from changes in cross-currency basis spread and counterparty credit risk, is recognized within "Finance costs, net" in the consolidated income statement. As the Company’s risk management objective is to mitigate debt-related currency exposures, it seeks to achieve a 1:1 hedge ratio between the notional principal amount of the swaps and the underlying debt exposures, in which the critical terms of the instruments match. As of September 30, 2026, the Company recorded the swaps outstanding in the consolidated statement of financial position at their fair value, which was a liability of $15 million, reported within "Other financial liabilities, non-current", in the consolidated statement of financial position. The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount (in millions)
2026 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2029	US$ 253
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2031	US$ 253
Canadian dollar floating(1)	U.S. dollar floating	Foreign exchange	2029	US$ 216

(1)
Interest rate equal to daily compounded Canadian Overnight Repo Rate Average ("CORRA") plus 76 basis points swapped to daily compounded SOFR plus 87.4 basis points.

Thomson Reuters Third Quarter Report 2026

Fixed-to-floating interest rate swaps

As of September 30, 2026, the Company had fixed-to-floating interest rate swaps totaling $1,050 million in notional amount, of which $415 million was entered into during the three months ended September 30, 2026 and $640 million during the nine months ended September 30, 2026. Additionally, $410 million notional amount of swaps were entered in September 2025. Under these arrangements, the Company receives a fixed rate of interest and pays a floating rate based on daily compounded SOFR plus a spread. These swaps are designated as fair value hedges for a portion of each of the Company's $400 million principal amount of 5.50% debentures due August 2035 ($190 million hedged), $500 million principal amount of 5.85% notes due April 2040 ($450 million hedged), $119 million principal amount of 4.50% notes due May 2043 ($80 million hedged) and $350 million principal amount of 5.65% notes due November 2043 ($330 million hedged), covering the remaining term to debt maturity. The swaps were entered into as part of the Company's strategy to manage interest rate risk and the swap notional is aligned 1:1 with the portion of the debt being hedged.

The swaps are reported at fair value in the consolidated statement of financial position with changes in their fair value recorded within “Finance costs, net” in the consolidated income statement. The carrying amount of the hedged debt is adjusted for changes in its fair value attributable to the hedged interest rate risk, which is also recorded within "Finance costs, net" in the consolidated income statement. The fair value of the swaps was a liability of $93 million, reported within "Other financial liabilities, non-current", in the consolidated statement of financial position as of September 30, 2026 (December 31, 2025 - $16 million). In the nine months ended September 30, 2026 the change in fair value of the swaps was a loss of $77 million, which was largely offset by a gain of $75 million on the hedged debt, resulting in net hedge ineffectiveness of $2 million recorded within "Finance costs, net" in the consolidated income statement.

In addition, the Company has credit support agreements with its counterparties under which one party may call on the other party to post cash collateral when the market value of the swaps exceeds specific thresholds, thus limiting credit exposure. As of September 30, 2026, the Company had a cash collateral receivable of $44 million (December 31, 2025 - $7 million) related to its fixed-to-floating interest rate swaps. Cash flows associated with collateral movements were classified as financing activities in the consolidated statement of cash flow.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•
Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2026 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	623	-	623
Other receivables(1)	-	-	360	360
Financial assets at fair value through earnings	-	623	360	983
Financial assets at fair value through other comprehensive income(2)	-	-	195	195
Total assets	-	623	555	1,178
Liabilities
Derivatives used for hedging(3)	-	(108)	-	(108)
Contingent consideration(4)	-	-	(10)	(10)
Financial liabilities at fair value through earnings	-	(108)	(10)	(118)
Total liabilities	-	(108)	(10)	(118)

Thomson Reuters Third Quarter Report 2026

December 31, 2025 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	235	-	235
Other receivables(1)	-	-	372	372
Financial assets at fair value through earnings	-	235	372	607
Financial assets at fair value through other comprehensive income(2)	-	-	168	168
Total assets	-	235	540	775
Liabilities
Derivatives used for hedging(3)	-	(16)	-	(16)
Contingent consideration(4)	-	-	(40)	(40)
Financial liabilities at fair value through earnings	-	(16)	(40)	(56)
Total liabilities	-	(16)	(40)	(56)

(1)
Receivables under an indemnification and other arrangements.
(2)
Investments in entities over which the Company does not have control, joint control or significant influence.
(3)
Comprised of fixed-to-floating interest rate swaps and, in 2026, cross-currency interest rate swaps on indebtedness.
(4)
Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and in 2025, to purchase shares from minority owners of a subsidiary.

As of September 30, 2026, other receivables in level 3 of the fair value measurement hierarchy primarily include $275 million (December 31, 2025 - $288 million) due from an indemnification arrangement and $85 million (December 31, 2025 - $84 million) in receivables from the sale of the Company's FindLaw business in December 2024. The decrease in the receivable from the indemnification arrangement between September 30, 2026 and December 31, 2025 is primarily comprised of losses recognized from the resolution of a tax dispute. The decrease also included impacts from changes in foreign exchange and interest rates associated with the indemnifying party’s credit profile. This activity is included in “Earnings from discontinued operations, net of tax”, within the consolidated income statement.

As of September 30, 2026, investments in level 3 financial assets measured at fair value through other comprehensive income were $195 million (2025 - $168 million). The increase between September 30, 2026 and December 31, 2025 was primarily due to additional investments of $32 million and fair value net gains reflecting pricing from equity funding rounds during the period, which were partly offset by disposals.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2026.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•
The fair value of investments predominantly reflect pricing from equity funding rounds;
•
The fair value of receivables due under indemnification and other arrangements primarily considers estimated future cash flows, current market interest rates and non-performance risk;
•
The fair value of contingent consideration liability is calculated based on estimates of future revenue performance or the achievement of certain commercial milestones; and
•
Interest rate swaps and cross-currency interest rate swaps are calculated as the present value of the estimated cash flows based on observable yield curves.

Note 12: Other Non-Current Assets

The components of other non-current assets include the following:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Cash surrender value of life insurance policies	389	384
Deferred commissions	99	110
Net defined benefit plan surpluses	103	83
Other non-current assets(1)	122	103
Total other non-current assets	713	680

(1)
Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $94 million and $96 million as of September 30, 2026 and December 31, 2025, respectively (see note 18).

Thomson Reuters Third Quarter Report 2026

Note 13: Payables, Accruals and Provisions

The components of payables, accruals and provisions include the following:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Trade payables	164	147
Accruals	784	826
Provisions	73	66
Other current liabilities	50	51
Total payables, accruals and provisions	1,071	1,090

Note 14: Provisions and Other Non-Current Liabilities

The components of provisions and other non-current liabilities include the following:

	September 30,	December 31,
(millions of U.S. dollars)	2026	2025
Net defined benefit plan obligations	454	504
Deferred compensation and employee incentives	75	75
Provisions	66	64
Other non-current liabilities	18	13
Total provisions and other non-current liabilities	613	656

Note 15: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. Share repurchases are typically executed under a NCIB program, which is approved by the TSX. The NCIB program, as amended in February 2026, allowed the Company to repurchase up to 16 million common shares between August 19, 2025 and August 18, 2026. In February 2026, the Company announced its plan to repurchase up to $600 million of its common shares and completed this program in July 2026.

The Company may repurchase common shares in open market transactions on the TSX, Nasdaq and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases, if the Company receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Share repurchases (millions of U.S. dollars)	238	670	600	670
Shares repurchased (number in millions)	2.6	3.9	6.2	3.9
Share repurchases - average price per share	$92.61	$172.03	$97.48	$172.03

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Excise taxes payable totaled $11 million as of September 30, 2026, and are reflected as part of the repurchases of common shares included in the consolidated statement of changes in equity (2025 - $38 million of liabilities related to unsettled share repurchases as well as $17 million of excise taxes payable).

Thomson Reuters Third Quarter Report 2026

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2026	2025	2026	2025
Dividends declared per common share	$0.655	$0.595	$1.965	$1.785
Dividends declared	284	268	860	804
Dividends reinvested	(10)	(8)	(31)	(25)
Dividends paid	274	260	829	779

Return of capital and share consolidation transactions

On May 4, 2026, the Company returned $605 million to its shareholders and reduced its common shares outstanding by approximately 6.5 million shares through return of capital and share consolidation transactions, which was derived from the May 2024 sales of LSEG shares. The transactions consisted of a special cash distribution of $1.435518 per participating common share and a share consolidation, or “reverse stock split”, which reduced the number of outstanding common shares at a ratio of 1 pre-consolidated share for 0.984560 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the return of capital. The share consolidation was proportional to the special cash distribution, and the share consolidation ratio was based on the volume weighted-average trading price of the Company's common shares on the Nasdaq for the five-trading day period immediately preceding the May 4, 2026 effective date. Woodbridge, the Company's principal shareholder, participated in this transaction.

Note 16: Supplemental Cash Flow Information

Details of “Other” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Non-cash employee benefit charges	49	44	151	129
Net (gains) losses on foreign exchange and derivative financial instruments	-	(6)	(14)	52
Fair value adjustments (see note 5)	(1)	5	(2)	19
Other	21	9	(26)	23
	69	52	109	223

Details of “Changes in working capital and other items” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Trade and other receivables	(79)	37	(81)	34
Prepaid expenses and other current assets	(13)	15	16	35
Payables, accruals and provisions	58	16	(53)	(216)
Deferred revenue	(46)	(26)	(39)	35
Income taxes	6	64	16	60
Other	2	(1)	(27)	(28)
	(72)	105	(168)	(80)

Details of income taxes (paid) received are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Operating activities - continuing operations	(46)	(13)	(166)	(121)
Operating activities - discontinued operations	(5)	(2)	(44)	(44)
Investing activities - continuing operations	-	(33)	7	(33)
Total income taxes paid	(51)	(48)	(203)	(198)

Thomson Reuters Third Quarter Report 2026

Note 17: Acquisitions

Acquisitions include the purchase of a controlling or a non-controlling interest in a business. Acquisitions also include asset acquisitions for the purchase of other identifiable intangible assets. Acquisitions where control is acquired are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition.

Acquisition activity

Acquisition consideration is as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2026	2025	2026	2025
Businesses acquired, net of cash	-	156	208	741
Investments in businesses	13	9	39	37
Asset acquisitions	-	13	2	13
Deferred and contingent consideration payments	-	15	12	32
Total	13	193	261	823

The following provides a brief description of the most significant acquisitions completed in the nine months ended September 30, 2026 and 2025:

Date	Company	Acquiring Segments	Description
February 2026	Noetica, Inc.	Legal Professionals	A New York-based AI-native start-up that transforms transaction-deal data into structured market intelligence for deal professionals.
January 2025	cPaperless, LLC ("SafeSend")	Tax, Audit & Accounting Professionals

A U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery.

September 2025	Additive AI, Inc. ("Additive")	Tax, Audit & Accounting Professionals

Uses artificial intelligence to automate tax document processing for tax and accounting professionals. Additive's GenAI-native platform ingests and parses complex U.S. federal tax forms, including schedule K-1, during tax preparation.

Thomson Reuters Third Quarter Report 2026

The details of net assets acquired, including purchase price adjustments, are as follows:

	Nine months ended September 30,	Nine months ended September 30,
(millions of U.S. dollars)	2026	2025
	Total	SafeSend	Other	Total
Cash and cash equivalents	24	14	6	20
Trade receivables	5	12	1	13
Other financial assets	2	-	-	-
Prepaid expenses and other current assets	1	2	-	2
Current assets	32	28	7	35
Property and equipment	2	1	-	1
Software	125	225	63	288
Other identifiable intangible assets	4	38	6	44
Equity method investments	8	-	-	-
Other financial assets	3	-	-	-
Other non-current assets	-	1	-	1
Total assets	174	293	76	369
Payables and accruals	(7)	(4)	-	(4)
Current tax liabilities	(18)	-	-	-
Deferred revenue(1)	(1)	(16)	(2)	(18)
Current liabilities	(26)	(20)	(2)	(22)
Other financial liabilities	(31)	(1)	-	(1)
Deferred tax	(24)	(49)	(14)	(63)
Total liabilities	(81)	(70)	(16)	(86)
Net assets acquired	93	223	60	283
Goodwill	222	376	102	478
Less: Fair value of previously held investment	(83)	-	-	-
Total	232	599	162	761
Businesses acquired, net of cash	208	585	156	741

(1)
Represents the fair value of deferred revenue, which is computed as the cost of providing services to customers in the post-acquisition period plus a reasonable profit margin. Under IFRS, the acquired deferred revenue is typically lower than the amount the seller recognized.

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in the nine months ended September 30, 2026 and 2025, the majority of goodwill is not expected to be deductible for tax purposes.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

Thomson Reuters Third Quarter Report 2026

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances.

Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, it has recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in its financial statements.

Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company, and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Guarantees

The Company has an investment in 3 Times Square Associates LLC (“3XSQ Associates”), an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In May 2025, 3XSQ Associates extended the maturity of its 3-year term loan facility from June 2025 for an additional 2 years to June 2027 and reduced the facility to $385 million from $415 million. The facility was obtained in 2022 to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Note 19: Related Party Transactions

As of September 30, 2026, the Company’s principal shareholder, Woodbridge (together with its affiliates), beneficially owned approximately 71% of the Company’s common shares.

In the nine months ended September 30, 2026, the Company contributed $7 million in cash to 3XSQ Associates pursuant to a capital call.

Except for the above transaction, there were no new significant related party transactions during the first nine months of 2026. Refer to “Related Party Transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2025, which are included in the Company’s 2025 annual report, for information regarding related party transactions.

Note 20: Subsequent Events

Global Print Transaction

On October 1, 2026, the Company closed the sale of a 51% stake in its Global Print business to capital accounts advised by KKR and retained a 49% equity interest. The Company received approximately $500 million in gross proceeds at closing and expects to record a pre-tax gain on the transaction in the fourth quarter of 2026. In connection with this transaction, the Company entered into a joint venture with KKR to operate the Global Print business, now operating as Westbridge Print (see note 9).

The Company maintains intellectual property rights and full editorial control over its content portfolio. This joint venture holds an exclusive license to distribute the content in print and on ProView, the e-book platform, and will pay the Company a royalty equal to 20% of its Professional revenues (approximately 85% – 90% of Westbridge Print’s total revenues) for an initial period of 10 years. Westbridge Print has also entered into a multi-year agreement with the Company under which it will reimburse the Company for certain services including technology, operations and administrative services provided during its transition to standalone operations.

As part of the transaction, the Company has agreed to provide certain financial support designed to give KKR a minimum return on its equity investment in the joint venture under certain circumstances.